O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036	T: +1 212 326 2000 F: +1 213 326 2061 omm.com	File Number: 0507930-00003

April 14, 2022	Portia Ku D: +1 212 326 2168 pku@omm.com

CONFIDENTIAL

VIA EDGAR

Ms. Jessica Ansart

Ms. Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        BELITE BIO, INC.
Registration Statement on Form F-1
Filed April 5, 2022
File No. 333-264134

Dear Ms. Ansart and Ms. Westbrook:

On behalf of our client, Belite Bio, Inc, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to certain outstanding comments contained in the Staff’s letter dated December 30, 2021, which related to the draft registration statement on Form F-1 that was confidentially submitted via EDGAR to the Commission on December 1, 2021. The Company has since filed with the Commission (on April 5, 2022) the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

For the Staff’s convenience, we have reproduced below the relevant outstanding comments from the Staff in bold italics, followed by the Company’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Critical Accounting Policies and Estimates

Share-Based Compensation, page 107

24.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

Preliminary Price Range

To provide additional context and further information for the Staff’s consideration, the Company respectfully advises the Staff that, based on discussions with the Company’s board of directors (the “Board”) and input provided by the underwriters, the Company currently anticipates that the price range (the “Preliminary Price Range”) for this initial public offering (the “IPO”) is expected to be within the range of $5.50 to $6.50 per American Depositary Share (“ADS”). This Preliminary Price Range implies a pre-money valuation range for the Company of $120 million to $140 million. The Company currently expects each ADS to represent one ordinary share. This Preliminary Price Range is based on a number of factors, including prevailing market conditions, the Company’s financial condition and prospects, estimates of the Company’s business potential, prospects for the Company and the life sciences and biotechnology sectors, the general condition of the securities market, the recent market prices of, and the demand for, comparable companies, feedback from investors and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Ordinary Shares Valuation Methodologies

As there has been no public market for the share capital of the Company to date, the estimated fair value of ordinary shares for purposes of granting equity awards has been determined by the Board as of the date of each option grant, with input from management, considering the Company’s (i) recent issuances and sales of its convertible preferred shares and (ii) the most recent third-party valuation of its ordinary shares, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the ordinary shares as of each grant date, including:

•	the prices at which the Company sold shares of its convertible preferred shares, preferences and privileges of its convertible preferred shares relative to the ordinary shares at the time of each grant, including the significant liquidation preferences of the Company’s convertible preferred shares;

•	the lack of an active public market for the ordinary shares and the Company’s convertible preferred shares; and

•	the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company in light of prevailing market conditions.

The third-party valuations of ordinary shares that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its ordinary shares.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the ordinary shares at each valuation date.

•	Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats ordinary share and preferred share as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the preferred share. Under this method, the ordinary share has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale, assuming a company has funds available to make a liquidation preference meaningful and collectable by the shareholders.

•	Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to a company, as well as the rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the ordinary share, the Hybrid Method was adopted for the independent third-party valuation of the ordinary shares granted in 2019, 2020 and 2021 (together, the “Valuations”), as discussed below, incorporating multiple scenarios (using the OPM, specifically, the back-solve method) and the PWERM, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. In that IPO scenario, the Company assumed that all outstanding shares of its convertible preferred stock would be converted into ordinary shares. In addition, given the ordinary share represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

Stock Option Grants and Ordinary Share Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees, directors and consultants.

The Company measures share-based awards granted to employees, directors and non-employee consultants based on their fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For share-based awards granted with performance condition, compensation expense is recognized using graded vesting method over the period based on the expected milestone achievement dates. The determination of exercise price is based on the estimated fair value with consideration of the optionee.

The following table presents a summary of the share-based awards granted by the Company since January 1, 2019:

Date of grant	Number of shares	Exercise price per share	Estimated fair value per share of common stock for financial reporting
December 17, 2019	1,335,794	0.1191	2.59
December 23, 2020	2,807,381	0.4386	2.69
March 1, 2021	41,736	4.2254	2.69

As there has been no public market for the Company’s ordinary share to date, the estimated fair value of its common share has been determined by the Company’s Board as of the date of each option grant, with input from management, considering: net asset value of the Company as of the grant date, the timing of the initiation and the results of the Company’s ongoing and planned future clinical trials and the overall health of the economy and biotechnology sectors in general; the Company’s cash burn and cash balance.

Determine the Fair Value of the Ordinary Shares Prior to the IPO

For the Valuations, the Company estimated the fair value of the ordinary share by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a liquidation scenario, weighted at 70.0%, (ii) an IPO scenario assuming an IPO within five years, weighted at 30.0%. The Valuations contains three fair value of ordinary shares granted on December 17, 2019 (the “2019 Grant”), December 23, 2020 (the “2020 Grant”) and March 1, 2021 (the “2021 Grant”)

The liquidation scenario used the OPM to estimate the fair value of the ordinary share. For the OPM, the back-solve method was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. Further, a hybrid of an income and market approach was used through the construction of a discounted cash flow analysis to support the basis of the equity value indicated from the back-solve method. While the discounted cash flow was not used expressly as an indication of value, its indication of value provided independent support of the reasonableness of the value estimate produced by the back-solve method.

In determining the implied total equity value under the back-solve method, the Company used an estimated volatility of 35% for the 2019 Grant and 37% for both of the 2020 Grant and 2021 Grant with an estimated time to liquidity of 5 years, based on management’s best estimates of a liquidity event at such time.

The IPO scenarios used the PWERM to estimate the fair value of the ordinary share. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Company’s convertible preferred stock, options to purchase shares of ordinary share, and shares of ordinary share, based on the rights and preferences of each class and series of equity.

The Company deemed it appropriate to apply a 30% weighting for the IPO scenario because around the time of the Valuations, the Company was engaged in the early stages of its IPO process and had not yet submitted the Registration Statement at this time. In addition, there are existed uncertainties related to future business and other events outside of the Company’s control (e.g., the result of ongoing clinical trial) that could materially impact the viability and timing of any IPO by the Company. Accordingly, based on the foregoing and certain other discussions with the Company’s management, and based on the numerous processes and requirements that need to be satisfied before being able to proceed with an IPO, the PWERM for the IPO scenario was weighted at 30% and the remain liquidation scenario valued using the OPM method was weighted at 70%.

In addition, for purposes of the Valuations, the DLOM was concluded to be 17.1% for the 2019 Grant and 18.0% for both of the 2020 Grant and 2021 Grant.

The increase in the fair value of the Company’s ordinary shares from the period between the 2019 Grant and the 2020 Grant was driven primarily by the following overall factors:

•	the progress of the Company’s lead product candidate LBS-008;
•	completion of the Phase 1 clinical trial in the United States and Australia;
•	approval from Australian regulatory agency with respect to the Company’s Phase 1b/2 clinical trial application;
•	the Company’s strengthened financial position, including cash on hand from the Series A preferred share financing; and
•	progression of the Company’s intellectual property portfolio, including the grant of patents in certain territories.

Comparison Of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to April 10, 2022, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;
•	the Company’s financial condition and prospects;
•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;
•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and
•	the progress and stage of development of the Company’s development programs.

The Company believes that the difference in value reflected between the estimated fair value of its ordinary share using the Valuations and the Preliminary Price Range is the result of the following key factors, among others:

•	The Company made additional progress in its planned IPO, including the initial confidential submission of the draft Registration Statement on Form F-1 with the Commission in November 2021.

•	Approval from Taiwan regulatory agency with respect to the Company’s Phase 1b/2 clinical trial application

•	Completion of enrollment for LBS-008 Phase 1b/2 clinical trials to evaluate its lead product candidate.

•	Approval from various regulatory agencies with respect to the Company’s Phase 3 clinical trial applications.

•	The valuations of comparable companies that completed or launched initial public offerings in the second and third quarters of 2021 as well as such companies’ performance in the months following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings.

•	The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•	The Preliminary Price Range represents a future price for the shares of ordinary share that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary share based on the Valuations, which utilized a DLOM of 17.1% to 18%, represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Conclusion

In light of the above, the Company respectfully submits that it believes the respective estimated fair values per share as of each grant date, as set forth in the table above under “Stock Option Grants and Ordinary Share Valuation” section which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

The Company further requests, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

33.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that it did not conduct any testing-the-waters activity and did not present any written communication as define in Rule 405 to any potential investor. The Company further advises that it intends to submit the presentation material to be used for its proposed roadshow presentation when available and to file it as a Free Writing Prospectus prior to the launch of the Company’s proposed roadshow.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 326-2168 or pku@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

cc:

Yu-Hsin Lin, Chief Executive Officer and Chairman, Belite Bio, Inc

Hao-Yuan Chuang, Chief Financial Officer, Belite Bio, Inc

Vincent Lin, O’Melveny & Myers LLP

John J. Hart, Ellenoff Grossman & Schole LLP

Joy Pan, Friedman LLP